PROSPECTUS Dated March 26, 1998                   Pricing Supplement No. 30 to
PROSPECTUS SUPPLEMENT                     Registration Statement No. 333-46935
Dated April 6, 1998                                         Dated July 1, 1998
                                                                Rule 424(b)(3)
                     Morgan Stanley Dean Witter & Co.
                    GLOBAL MEDIUM-TERM NOTES, SERIES D
      Euro Fixed/Floating Rate Callable Senior Bearer Notes Due 2013

                               ------------

               The Global Medium-Term Notes, Series D (Euro Fixed/Floating Rate Callable Senior Bearer Notes Due 2013) described in this Pricing Supplement (the "Notes") will mature on the Maturity Date. The Notes will be redeemable in whole, but not in part, at the option of Morgan Stanley Dean Witter & Co. (the "Company") on July 22, 2005 upon not less than 30 nor more than 60 calendar days notice and under the circumstances described under "Description of Notes--Tax Redemption" in the accompanying Prospectus Supplement.

               The Notes will be issued only in bearer form, which form is further described under "Description of Notes--Forms, Denominations, Exchange and Transfer" in the accompanying Prospectus Supplement. Notes in bearer form will not be exchangeable at any time for Notes in registered form at the option of the holder.

               Application has been made to the London Stock Exchange Limited (the "London Stock Exchange") for the Notes to be admitted to the Official List.

               The Notes are further described under "Description of Notes--Fixed Rate Notes" in the accompanying Prospectus Supplement, subject to and as modified by the provisions described below.

Principal Amount:        LIT 100,000,000,000

Maturity Date:           July 22, 2013

Settlement and Date
  of Issuance:           July 22, 1998

Interest Accrual Date:   July 22, 1998

Issue Price:             101.375%.  See "Plan of Distribution" below.

Specified Currency:      Italian Lira ("LIT")

Redemption Date:         Redeemable in whole, but not in part, at the
                         option of the Company on July 22, 2005 upon not less than 30 nor more than 60 calendar days notice

Initial Redemption
  Percentage:            100%

Annual Redemption
  Percentage Reduction:  N/A

Optional Repayment
  Date(s):               N/A

Total Amount of OID:     None

Original Yield to
  Maturity:              N/A

Initial Accrual Period
  OID:                   N/A

Interest Rate:           9.00% per annum for the period commencing on the
                         Date of Issuance to but excluding the Interest
                         Payment Date scheduled to occur on July 22, 1999.

                         6.25% per annum for the period commencing on the Interest Payment Date scheduled to occur on July 22, 1999 to but excluding the Interest Payment Date scheduled to occur on July 22, 2005.

                         For each Interest Reset Period commencing on the Interest Payment Date scheduled to occur on July 22, 2005 to but excluding the Maturity Date, the Interest Rate will be 15.00% per annum minus the product of 2 times the 12 Month LIT LIBOR times the Adjustment Factor.

Adjustment Factor:       365 (or 366 in the case of an Interest Reset
                         Period that ends in a leap year) divided by 360

Maximum Interest Rate:   N/A

Minimum Interest Rate:   N/A

Interest Payment Dates:  Each July 22, commencing July 22, 1999, provided that if any such day (except the Maturity Date or the Redemption Date) is not a Business Day, such Interest Payment Date will be the next succeeding day that is a Business Day, unless such succeeding Business Day falls in the next succeeding calendar month, in which case such Interest Payment Date will be the immediately preceding day that is a Business Day.

Calculation Agent:       The Chase Manhattan Bank (London branch)

Denominations:           LIT   100,000,000

                         LIT    10,000,000

                         LIT     1,000,000

Common Code:             8886890

ISIN:                    XS0088868905

Other Provisions:

Initial Interest Reset
  Date:                  July 22, 2005

Interest Reset Dates:    Each Interest Payment Date, commencing July 22, 2005

Interest Reset Periods:  The period from and including an Interest Reset
                         Date to but excluding the immediately succeeding Interest Reset Date

Interest Determination
  Dates: For each Interest Reset Date, the second London Banking Day immediately preceding such Interest Reset Date.

12 Month LIT LIBOR:      See below.

 Capitalized terms not defined above have the meanings given to such terms in the accompanying Prospectus Supplement.


                        MORGAN STANLEY DEAN WITTER


Banka Akros S.p.A.                                   Credito Bergamasco S.p.A.


12 Month LIT LIBOR:      The 12 month LIT LIBOR rate (or the equivalent
                         successor LIBOR rate for euro, if applicable) that appears on Telerate Page 3740 as of 11:00 A.M.
                         (London time) on each Interest Determination Date.
                         If no such rate appears, the Calculation Agent will request the principal London office of each of five major reference banks in the London interbank market, as selected by the Calculation
                         Agent (after consultation with the Company), to provide the Calculation Agent with its offered rate for deposits in Italian Lira (or euro, if applicable) for 12 months, commencing on the second London Banking Day immediately following such Interest Determination Date, to prime banks in the London interbank market at approximately
                         11:00 A.M.  (London time), on such Interest
                         Determination Date and in a principal amount equal to an amount of not less than the equivalent of U.S.$1 million in Italian Lira (or euro, if applicable) that is representative of a single transaction in Italian Lira (or euro, if applicable) in such market at such time. If at least two such quotations are provided, 12 Month
                         LIT LIBOR (or the equivalent successor LIBOR rate for euro, if applicable) will be the arithmetic mean of such quotations. If fewer than two quotations are provided, 12 Month LIT LIBOR (or the equivalent successor LIBOR rate for euro, if applicable) in respect of that Interest
                         Determination Date will be the arithmetic mean of the rates quoted by major banks in London, as selected by the Calculation Agent (after consultation with the Company), at approximately
                         11:00 A.M.  (London time), on such Interest
                         Determination Date for loans in Italian Lira (or euro, if applicable) to leading European banks for a period of twelve months in a principal amount equal to an amount of not less than the equivalent of U.S.$1 million in Italian Lira (or euro, if applicable).

      The Company has agreed to sell to the managers listed in this Pricing Supplement (the "Managers"), and the Managers severally agreed to purchase the principal amount of Notes set forth opposite their respective names below at a net price of 99.50% (the "Purchase Price"). The Purchase Price equals the Issue Price less a selling concession of 1.50% and a combined management and underwriting commission of 0.375% of the principal amount of the Notes. The Managers initially reoffered the Notes at a price of 99.875%.


                                                      Principal Amount of
Name                                                         Notes
----                                                  -------------------
Morgan Stanley & Co. International Limited.......     ITL  96,000,000,000
Banka Akros S.p.A................................           2,000,000,000
Credito Bergamasco S.p.A.........................           2,000,000,000
    Total........................................     ITL 100,000,000,000
                                                      ===================


       Sales of the Notes to any person in the Republic of Italy may only be made in accordance with Italian securities, tax and other applicable laws and regulations. The offer, sale or delivery of the Notes or the distribution of copies of any offering document relating to the Notes may only be directed to professional investors, as defined in Article 4.1(A) of Consob Regulation No. 6430 of 26th August, 1992, as amended ("Regulation No. 6430"), provided the following conditions are satisfied: (A) such activities are carried out by or through one of the following authorised intermediaries: (1) investment companies and banks authorised to place and distribute securities in the Republic of Italy pursuant to Article 18 of Legislative Decree No. 58 of 24th February, 1998 ("Legislative Decree No. 58"); (2) foreign banks or financial institutions (the controlling shareholder of which is owned by one or more banks located in the same E.U. member state) authorised to place and distribute securities in the Republic of Italy pursuant to, respectively, Articles 16 and 18 of the Legislative Decree No. 385 of 1st September 1993 (the "Consolidated Banking Act"), in each case acting in compliance with the relevant provisions of Legislative Decree No. 58 and related regulations and any other applicable laws and regulations; (B) it is in compliance with requirements of Consob Resolution No. 10942 of 30th September, 1997; (C) it is preceded and followed by the communications to Consob as required by Regulation No. 6430; (D) it is in compliance with Article 129 of the Consolidated Banking Act and with the relevant instructions of the Bank of Italy, pursuant to which placement of foreign securities is subject to prior notification to the Bank of Italy depending on the amount of the issue and the characteristics of the Notes to be issued; and (E) it will be conducted in accordance with any relevant limitations which the Bank of Italy or Consob may impose upon the offer or sale of the Notes. Notwithstanding the provisions above, the Managers will be permitted to carry out individual sales of Notes to Italian residents who, without receiving any solicitation in whatever form or by whatever means (so that it can be established that no offer has or may be deemed to have occurred thereto), directly approach the Managers to purchase the Notes therefrom.